Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065
December 12, 2006
VIA EDGAR TRANSMISSION (CORRESP.)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 6010
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Altra Holdings, Inc. Amendment No. 5 to Form S-1 Registration Statement Filed December 8, 2006 File No. 333-137660
Dear Mr. Mancuso:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 5 to the Registration Statement on Form S-1 referenced above (the “Form S-1”) of Altra Holdings, Inc. (the “Company”) in the letter dated December 11, 2006 (the “Comment Letter”) addressed to Mr. Michael L. Hurt.
     On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 6 to the Company’s Form S-1 (the “Amendment”) which is being filed today with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers of the Amendment.
Our Principal Equity Sponsor, page 5
1.	We note your revision in response to prior comment 2. However, the disclosure in this section about the number of shares owned and to be sold by Genstar Capital is not consistent with page 76. Please revise.
     The Company has revised its disclosure in response to the Staff’s comment. After the Company effected its two for one reverse stock split, the shares of the Company owned by Genstar Capital increased by one additional share due to the rounding of fractional shares. See page 5 of the Amendment.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 12, 2006

Selling Stockholders, Page 76
2.	We note your revisions in response to prior comment 14; however, it remains unclear which of the transactions you mentioned in the footnotes generated the shares that are being sold in this offering. For example, we note the multiple footnotes attributed to Mr. Bauchiero. Please clarify and ensure that you have provided all information requested in prior comment 14.
     The Company has revised its disclosure in response to the Staff’s comment. See pages 76-78 of the Amendment.
Financial Statements
3.	Please revise your filing to reflect the two for one reverse stock split retroactively for all periods presented. Please refer to SAB Topic 4.C.
     The Company has revised its filing to reflect the two for one reverse stock split retroactively for all periods presented.
Exhibits
4.	Please file complete exhibits with attachments. For example, we note the missing attachments from exhibit 1.1.
     The Company has re-filed exhibit 1.1 to include attachments in response to the Staff’s comment.
Exhibit 5.1
5.	We note from the first paragraph on page 2 that the opinion is conditioned on a future state filing. It is unclear why it is appropriate for the registration statement to be declared effective if you are not authorized to issue the shares you are offering.
     The opinion has been re-filed to reflect the deletion of the referenced language in response to the Staff’s comment.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 12, 2006

     Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020, Shaina Varia at (650) 802-3194 or Ryan Gallagher at (650) 802-3023.

Very truly yours,
/s/ CRAIG W. ADAS
Craig W. Adas

cc:	Michael Hurt
David Wall
Stuart Gelfond